Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As of March 31,	As of September 30,
		2016	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	101,991	101,864	1,530
Intangible assets	5	15,841	14,479	217
Property, plant and equipment	4	64,952	69,103	1,038
Derivative assets	13,14	260	100	2
Investments	7	4,907	5,092	76
Non-current tax assets		11,751	11,938	179
Deferred tax assets		4,286	3,530	53
Other non-current assets	10	15,828	16,773	252

Total non-current assets		219,816	222,879	3,347

Inventories	8	5,390	5,215	78
Trade receivables		100,976	101,170	1,520
Other current assets	10	32,894	32,245	484
Unbilled revenues		48,273	48,691	731
Investments	7	204,244	258,499	3,883
Current tax assets		7,812	8,131	122
Derivative assets	13,14	5,549	6,746	101
Cash and cash equivalents	9	99,049	55,167	829

Total current assets		504,187	515,864	7,748

TOTAL ASSETS		724,003	738,743	11,095

EQUITY
Share capital		4,941	4,861	73
Share premium		14,642	427	6
Retained earnings		425,106	452,925	6,803
Share based payment reserve		2,229	2,761	41
Other components of equity		18,242	22,353	335

Equity attributable to the equity holders of the Company		465,160	483,327	7,258
Non-controlling interest		2,224	2,363	35

Total equity		467,384	485,690	7,293

LIABILITIES
Long - term loans and borrowings	11	17,361	18,004	270
Deferred tax liabilities		5,108	4,436	67
Derivative liabilities	13,14	119	26	—
Non-current tax liabilities		8,231	7,795	117
Other non-current liabilities	12	7,225	7,269	109
Provisions	12	14	14	—

Total non-current liabilities		38,058	37,544	563

Loans, borrowings and bank overdrafts	11	107,860	106,600	1,601
Trade payables and accrued expenses		68,187	68,487	1,031
Unearned revenues		18,076	15,053	226
Current tax liabilities		7,015	8,810	132
Derivative liabilities	13,14	2,340	2,553	38
Other current liabilities	12	13,821	12,820	193
Provisions	12	1,262	1,186	18

Total current liabilities		218,561	215,509	3,239

TOTAL LIABILITIES		256,619	253,053	3,802

TOTAL EQUITY AND LIABILITIES		724,003	738,743	11,095

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP Chartered Accountants	Azim H Premji Chairman & Managing Director	N Vaghul Director	T K Kurien Executive Vice-Chairman

Jamil Khatri Partner Membership No. 102527	Jatin Pravinchandra Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary

Mumbai October 21, 2016	Bangalore October 21, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2015	2016	2016	2015	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	125,135	137,657	2,068	247,511	273,649	4,111
Cost of revenues	18	(85,824)	(97,808)	(1,469)	(170,611)	(194,197)	(2,917)
Gross profit		39,311	39,849	599	76,900	79,452	1,194

Selling and marketing expenses	18	(8,708)	(9,614)	(144)	(16,752)	(19,755)	(297)
General and administrative expenses	18	(6,887)	(8,545)	(128)	(13,780)	(16,144)	(242)
Foreign exchange gains/(losses), net		533	1,281	19	1,863	2,265	34

Results from operating activities		24,249	22,971	346	48,231	45,818	689

Finance expenses	19	(1,589)	(1,428)	(21)	(2,875)	(2,764)	(42)
Finance and other income	20	6,318	5,105	77	11,653	10,305	155
Profit before tax		28,978	26,648	402	57,009	53,359	802
Income tax expense	16	(6,515)	(5,909)	(89)	(12,473)	(12,031)	(181)

Profit for the period		22,463	20,739	313	44,536	41,328	621

Attributable to:
Equity holders of the Company		22,409	20,672	312	44,326	41,190	619
Non-controlling interest		54	67	1	210	138	2

Profit for the period		22,463	20,739	313	44,536	41,328	621

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		9.12	8.54	0.13	18.05	16.89	0.25
Diluted		9.10	8.52	0.13	18.01	16.84	0.25

Weighted average number of equity shares used in computing earnings per equity share
Basic		2,456,285,585	2,420,621,137	2,420,621,137	2,456,223,408	2,439,012,817	2,439,012,817
Diluted		2,461,507,934	2,426,812,644	2,426,812,644	2,460,985,436	2,445,466,651	2,445,466,651

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	T K Kurien
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director	Executive Vice-Chairman

Jamil Khatri	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 102527

Mumbai	Bangalore
October 21, 2016	October 21, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2015	2016	2016	2015	2016	2016
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)

Profit for the period		22,463	20,739	312	44,536	41,328	621

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		(64)	8	—	(723)	80	1
Net change in fair value of financial instruments through OCI		130	—	—	130	—	—

		66	8	—	(593)	80	1

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	1,924	(1,410)	(21)	3,527	140	2
Net change in fair value of cash flow hedges	13,16	(348)	1,645	25	(2,347)	2,615	39
Net change in fair value of financial instruments through OCI	7,16	186	572	9	237	1,197	18

		1,762	807	13	1,417	3,952	59

Total other comprehensive income, net of taxes		1,828	815	13	824	4,032	60

Total comprehensive income for the period		24,291	21,554	325	45,360	45,360	681

Attributable to:
Equity holders of the Company		24,182	21,509	324	45,070	45,221	679
Non-controlling interest		109	45	1	290	139	2

		24,291	21,554	325	45,360	45,360	681

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Azim H Premji Chairman & Managing Director	N Vaghul Director	T K Kurien Executive Vice-Chairman

Jamil Khatri Partner Membership No. 102527	Jatin Pravinchandra Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary

Mumbai October 21, 2016	Bangalore October 21, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company
Particulars	No. of Shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves		Non-controlling interest	Total equity

As at April 1, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	407,982	1,646	409,628
Adjustment on adoption of IFRS 9 (net of tax)	—	—	—	(782)	—	—	—	(31)	(813)	—	(813)

Adjusted balances as at April 1, 2015	2,469,043,038	4,937	14,031	371,466	1,312	11,249	3,550	624	407,169	1,646	408,815

Total comprehensive income for the period
Profit for the period	—	—	—	44,326	—	—	—	—	44,326	210	44,536
Other comprehensive income	—	—	—	—	—	3,447	(2,347)	(356)	744	80	824

Total comprehensive income for the period	—	—	—	44,326	—	3,447	(2,347)	(356)	45,070	290	45,360

Transaction with owners of the company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	851,170	3	304	—	(304)	—	—	—	3	—	3
Dividends	—	—	—	(20,701)	—	—	—	—	(20,701)	—	(20,701)

Compensation cost related to employee share based payment transactions	—	—	—	48	768	—	—	—	816	—	816

	851,170	3	304	(20,653)	464	—	—	—	(19,882)	—	(19,882)

As at September 30, 2015	2,469,894,208	4,940	14,335	395,139	1,776	14,696	1,203	268	432,357	1,936	434,293

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		75	219	6,033	27	224	18	4	6,600	30	6,629

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves		Non-controlling interest	Total equity

As at April 1, 2016	2,470,713,290	4,941	14,642	425,735	2,229	16,116	1,910	505	466,078	2,224	468,302
Adjustment on adoption of IFRS 9 (net of tax)	—	—	—	(629)	—	—	—	(289)	(918)	—	(918)

Adjusted balances as at April 1, 2016	2,470,713,290	4,941	14,642	425,106	2,229	16,116	1,910	216	465,160	2,224	467,384

Total comprehensive income for the period
Profit for the period	—	—	—	41,190	—	—	—	—	41,190	138	41,328
Other comprehensive income	—	—	—	—	—	139	2,615	1,277	4,031	1	4,032

Total comprehensive income for the period	—	—	—	41,190	—	139	2,615	1,277	45,221	139	45,360

Transaction with owners of the Company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	88,526	^	39	—	(39)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options*	—	—	—	271	(271)	—	—	—	—	—	—
Buyback of equity shares #	(40,000,000)	(80)	(14,254)	(10,746)	—	—	—	80	(25,000)	—	(25,000)
Dividends	—	—	—	(2,911)	—	—	—	—	(2,911)	—	(2,911)

Compensation cost related to employee share based payment transactions	—	—	—	15	842	—	—	—	857	—	857

	(39,911,474)	(80)	(14,215)	(13,371)	532	—	—	80	(27,054)	—	(27,054)

As at September 30, 2016	2,430,801,816	4,861	427	452,925	2,761	16,255	4,525	1,573	483,327	2,363	485,690

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		73	6	6,803	41	243	68	24	7,258	35	7,293

*	Includes 14,829,824 and 14,051,976 treasury shares as of March 31, 2016 and September 30, 2016, respectively. During the period 777,848 shares have been issued by the controlled trust on exercise of options.
#	Refer note 27
^	Value is less than 1

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Azim H Premji Chairman & Managing Director	N Vaghul Director	T K Kurien Executive Vice-Chairman

Jamil Khatri Partner Membership No. 102527	Jatin Pravinchandra Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary

Mumbai October 21, 2016	Bangalore October 21, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,
	2015	2016	2016
			Translation into US$ in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the period	44,536	41,328	621
Adjustments:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(6)	143	2
Depreciation and amortization	6,897	9,514	143
Exchange loss, net	2,317	2,250	34
Gain on sale of investments, net	(1,251)	(812)	(12)
Share based compensation expense	782	831	12
Income tax expense	12,478	12,031	181
Dividend and interest (income)/expenses, net	(9,691)	(8,538)	(128)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(4,663)	(187)	(3)
Unbilled revenue	(5,305)	(367)	(6)
Inventories	(722)	175	3
Other assets	1,394	41	1
Trade payables, accrued expenses, other liabilities and provisions	2,829	(566)	(9)
Unearned revenue	491	(3,048)	(46)

Cash generated from operating activities before taxes	50,086	52,795	793

Income taxes paid, net	(12,464)	(11,992)	(180)

Net cash generated from operating activities	37,622	40,803	613

Cash flows from investing activities:
Purchase of property, plant and equipment	(7,498)	(11,632)	(175)
Proceeds from sale of property, plant and equipment	130	168	3
Purchase of investments	(465,235)	(399,995)	(6,008)
Proceeds from sale of investments	376,545	348,262	5,231
Impact of investment hedging activities, net	(99)	—	—
Proceeds on adjustment of purchase consideration for business combination	—	114	2
Payment for business acquisitions, net of cash acquired	(4,089)	—	—
Interest received	8,353	9,850	148
Dividend received	54	77	1

Net cash used in investing activities	(91,839)	(53,156)	(798)

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	3	^	—
Repayment of loans and borrowings	(62,648)	(39,191)	(589)
Proceeds from loans and borrowings	76,074	34,933	525
Payment for buy back of shares	—	(25,000)	—
Interest paid on loans and borrowings	(660)	(874)	(13)
Payment of cash dividend (including dividend tax thereon)	(20,701)	(2,911)	(44)

Net cash used in financing activities	(7,932)	(33,043)	(121)

Net (decrease) in cash and cash equivalents during the period	(62,149)	(45,396)	(306)
Effect of exchange rate changes on cash and cash equivalents	529	355	5
Cash and cash equivalents at the beginning of the period	158,713	98,392	1,478

Cash and cash equivalents at the end of the period (Note 9)	97,093	53,351	1,177

^	Value is less than ₹1

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Azim H Premji Chairman & Managing Director	N Vaghul Director	T K Kurien Executive Vice-Chairman

Jamil Khatri Partner Membership No. 102527	Jatin Pravinchandra Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary

Mumbai October 21, 2016	Bangalore October 21, 2016

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Services (“BPS”), globally.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 21, 2016.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2016. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The condensed consolidated interim financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these condensed consolidated interim financial statements.

All amounts included in the condensed consolidated interim financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iv)	Convenience translation (unaudited)

The accompanying condensed consolidated interim financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the condensed consolidated interim financial statements as of and for the six months ended September 30, 2016, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = ₹ 66.58 (March 31, 2016: $ 1 = ₹ 66.25), as published by Federal Reserve Board of Governors on September 30, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired, and liabilities and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Expected credit losses on financial assets: On application of IFRS 9, the impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)	Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

h)	Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3.	Significant accounting policies

Please refer to the Company’s Annual Report for the year ended March 31, 2016 for a discussion of the Company’s other critical accounting policies.

The Company has early adopted IFRS 9 effective April 1, 2016, with retrospective application. Accordingly, the policy for financial instruments as presented in the Company’s Annual Report is amended as under:

Financial instruments:

a)	Non-derivative financial instruments:

Non derivative financial instruments consist of:

•	financial assets, which include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets;

•	financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payables, eligible current and non-current liabilities.

Non derivative financial instruments are recognized initially at fair value. Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

A. Cash and cash equivalents

The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal.

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated statement of financial position, bank overdrafts are presented under borrowings within current liabilities.

B. Investments

Financial instruments measured at amortised cost:

Debt instruments that meet the following criteria are measured at amortized cost (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition):

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Financial instruments measured at fair value through other comprehensive income (FVTOCI):

Debt instruments that meet the following criteria are measured at fair value through other comprehensive income (FVTOCI) (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition):

•	the asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial asset; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Interest income is recognized in statement of income for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognized in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is reclassified to statement of income.

Financial instruments measured at fair value through profit or loss (FVTPL):

Instruments that do not meet the amortised cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in statement of income. The gain or loss on disposal is recognized in statement of income.

Interest income is recognized in statement of income for FVTPL debt instruments. Dividend on financial assets at FVTPL is recognized when the Group’s right to receive dividend is established.

Investments in equity instruments designated to be classified as FVTOCI:

The Company carries certain equity instruments which are not held for trading. The Company has elected the FVTOCI irrevocable option for these instruments. Movements in fair value of these investments are recognized in other comprehensive income and the gain or loss is not reclassified to statement of income on disposal of these investments. Dividends from these investments are recognized in statement of income when the Company’s right to receive dividends is established.

C. Other financial assets:

Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled revenues, cash and cash equivalents and other assets.

D. Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short term maturity of these instruments.

b)	Derivative financial instruments

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.

The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank.

Derivatives are recognized and measured at fair value. Attributable transaction costs are recognized in statement of income as cost.

Subsequent to initial recognition, derivative financial instruments are measured as described below:

A. Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the statement of income.

B. Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

C. Others

Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognized in the statement of income and reported within foreign exchange gains, net within results from operating activities.

Changes in fair value and gains/(losses) on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expense.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2016, except for:

IFRS 9 – Financial instruments

The Company has elected to early adopt IFRS 9, Financial Instruments effective April 1, 2016 with retrospective application.

IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks.

Application of the new measurement and presentation requirements of IFRS 9 did not have a significant impact on equity. The Company continues to measure at fair value all financial assets earlier measured at fair value. All existing hedge relationships that were earlier designated as effective hedging relationships continue to qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, there is no significant impact as a result of applying IFRS 9. The effect of change in measurement of financial instruments on the Company’s financial position has been applied retrospectively. The retrospective application did not have a significant impact on the financial position as at March 31, 2015 and 2016.

The total impact on the Company’s retained earnings due to classification and measurement of financial instruments is as follows:

	Effect on retained earnings		Effect on other reserves
Reported opening balance as at April 1, 2015	₹	372,248	₹	655

Impact on adoption of IFRS 9
Reclassification of investments from AFS to FVTPL (refer note a)		55		(55)
Expected credit losses on financial assets (refer note d)		(1,243)		—
Deferred tax impact on the above		406		24

Total impact on adoption of IFRS 9		(782)		(31)

Adjusted balance as at April 1, 2015	₹	371,466	₹	624

Reported balance as at March 31, 2016		425,735		505
Impact of adoption of IFRS 9 for the year ended March 31, 2016
Reclassification of investments from AFS to FVTPL (refer note a)		375		(375)
Expected credit losses on financial assets (refer note d)		(161)		—
Deferred tax impact on the above		(61)		117

Adjustment on adoption of IFRS 9 for the year ended March 31, 2016		153		(258)

Cumulative impact on adoption of IFRS 9 as at March 31, 2016		(629)		(289)

Adjusted balance as at March 31, 2016	₹	425,106	₹	216

(a)	Reclassification of investments from available for sale (AFS) to FVTPL

Certain investments in liquid and short-term mutual funds and equity linked debentures were reclassified from available for sale to financial assets measured at FVTPL. Related fair value gains were transferred from other comprehensive income to retained earnings on April 1, 2015. During the year ended March 31, 2016, fair value gains related to these investments amounting to ₹ 258 was recognized in statement of income, net of related deferred tax expense of ₹ 117. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(b)	Reclassification of investments from AFS to FVTOCI

The Company on initial application of IFRS 9 has made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of equity investments not held for trading. Such investments and investment in certificate of deposits were reclassified from available for sale to financial assets measured at FVTOCI. The fair value movements on these investments continue to be recorded through other comprehensive income. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(c)	Reclassification of loans and deposits to financial instruments at amortised cost

Certain inter corporate and term deposits along with related interest accruals were reclassified from loans and receivables reported as part of other assets to financial assets measured at amortised cost. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(d)	Impairment of financial assets

The Company has applied the simplified approach to providing for expected credit losses on trade receivables as described by IFRS 9, which requires the use of lifetime expected credit loss provision for all trade receivables. These provisions are based on assessment of risk of default and expected timing of collection. A cumulative impairment provision of ₹ 918 (net of deferred tax) has been recorded as an adjustment to retained earnings as at April 1, 2015.

The Company assesses on a forward looking basis the expected credit losses associated with its assets carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2016, and have not been applied in preparing these condensed consolidated interim financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. In September 2015, the IASB issued an amendment to IFRS 15 deferring the adoption of standard to the period beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s Consolidated Financial Statements.

IFRS 16 - Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Accounting for transactions where the Company is a lessee is expected to be impacted on application of this standard. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of adopting IFRS 16 on the Company’s Consolidated Financial Statements.

4.	Property, plant and equipment

	Land		Buildings		Plant and machinery*		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2015	₹	3,685	₹	24,515	₹	79,594	₹	12,698	₹	830	₹	121,322
Translation adjustment		11		168		1,294		82		(9)		1,546
Additions		—		207		6,661		426		8		7,302
Additions through business combination		—		14		—		40		1		55
Disposal / adjustments		—		—		(732)		(427)		(28)		(1,187)

As at September 30, 2015	₹	3,696	₹	24,904	₹	86,817	₹	12,819	₹	802	₹	129,038

Accumulated depreciation/impairment:
As at April 1, 2015	₹	—	₹	4,513	₹	56,629	₹	10,636	₹	809	₹	72,587
Translation adjustment		—		58		815		58		(3)		928
Depreciation		—		398		5,245		566		11		6,220
Disposal / adjustments		—		(39)		(698)		(323)		(21)		(1,081)

As at September 30, 2015	₹	—	₹	4,930	₹	61,991	₹	10,937	₹	796	₹	78,654

Capital work-in-progress											₹	7,019

Net carrying value including Capital work-in-progress as at September 30, 2015											₹	57,403

Gross carrying value:
As at April 1, 2015	₹	3,685	₹	24,515	₹	79,594	₹	12,698	₹	830	₹	121,322
Translation adjustment		10		209		1,720		79		(1)		2,017
Additions		—		1,799		15,424		1,791		62		19,076
Additions through business combination		—		105		4,462		162		34		4,763
Disposal / adjustments		—		(539)		(1,620)		(615)		(336)		(3,110)

As at March 31, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068

Accumulated depreciation/impairment:
As at April 1, 2015	₹	—	₹	4,513	₹	56,629	₹	10,636	₹	809	₹	72,587
Translation adjustment		—		73		1,113		80		—		1,266
Depreciation		—		861		11,381		1,094		19		13,355
Disposal / adjustments		—		(103)		(962)		(492)		(324)		(1,881)

As at March 31, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327

Capital work-in-progress											₹	6,211

Net carrying value including Capital work-in-progress as at March 31, 2016											₹	64,952

Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		—		3		68		7		5		83
Additions		—		642		8,494		969		17		10,122
Disposal / adjustments		—		(8)		(4,103)		(380)		(53)		(4,544)

As at September 30, 2016	₹	3,695	₹	26,726	₹	104,039	₹	14,711	₹	558	₹	149,729

Accumulated depreciation/impairment:
As at April 1, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		3		25		8		2		38
Depreciation		—		506		7,173		530		9		8,218
Disposal / adjustments		—		(7)		(3,839)		(344)		(43)		(4,233)

As at September 30, 2016	₹	—	₹	5,846	₹	71,520	₹	11,512	₹	472	₹	89,350

Capital work-in-progress											₹	8,724

Net carrying value including Capital work-in-progress as at September 30, 2016											₹	69,103

*	Including computer equipment and software.

5.	Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2016		Six months ended September 30, 2016

Balance at the beginning of the period	₹	68,078	₹	101,991
Translation adjustment		3,421		(69)
Acquisition through business combination, net/adjustments		30,492		(58)

Balance at the end of the period	₹	101,991	₹	101,864

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2015	₹	10,617	₹	905	₹	11,522
Translation adjustment		60		88		148
Acquisition through business combination		597		741		1,338

As at September 30, 2015	₹	11,274	₹	1,734	₹	13,008

Accumulated amortization and impairment:
As at April 1, 2015	₹	2,936	₹	655	₹	3,591
Translation adjustment		—		48		48
Amortization		554		75		629

As at September 30, 2015	₹	3,490	₹	778	₹	4,268

Net carrying value as at September 30, 2015	₹	7,784	₹	956	₹	8,740

Gross carrying value:
As at April 1, 2015	₹	10,617	₹	905	₹	11,522
Translation adjustment		292		120		412
Disposal/ adjustment		—		189		189
Acquisition through business combination		7,451		1,373		8,824

As at March 31, 2016	₹	18,360	₹	2,587	₹	20,947

Accumulated amortization and impairment:
As at April 1, 2015	₹	2,936	₹	655	₹	3,591
Translation adjustment		—		70		70
Amortization and impairment		1,228		217		1,445

As at March 31, 2016	₹	4,164	₹	942	₹	5,106

Net carrying value as at March 31, 2016	₹	14,196	₹	1,645	₹	15,841

Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Acquisition through business combination, net/adjustments		(62)		—		(62)
Translation adjustment		(49)		(21)		(70)

As at September 30, 2016	₹	18,249	₹	2,566	₹	20,815

Accumulated amortization and impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		—		(6)		(6)
Amortization		1,019		217		1,236

As at September 30, 2016	₹	5,183	₹	1,153	₹	6,336

Net carrying value as at September 30, 2016	₹	13,066	₹	1,413	₹	14,479

Amortization expense on intangible assets is included in selling and marketing expenses in the condensed consolidated interim statement of income.

6.	Business combination

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition strengthens the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 6,540 (EUR 93 million) which includes a deferred earn-out component of ₹ 2,092 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 1,287 million and recorded as part of purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	586	₹	—	₹	586
Customer related intangibles		—		597		597
Brand		—		638		638
Non-compete agreement		—		103		103
Deferred tax liabilities on intangible assets		—		(290)		(290)

Total	₹	586	₹	1,048		1,634

Goodwill						4,046

Total purchase price					₹	5,680

Net assets acquired include ₹ 359 of cash and cash equivalents and trade receivables valued at ₹ 392.

The goodwill of ₹ 4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

Cellent AG

On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition provides Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 5,686 (EUR 78.8 million), net of ₹ 114 received during the current period on conclusion of certain closing conditions which has resulted in reduction of goodwill as at September 30, 2016.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	846	₹	—	₹	846
Customer related intangibles		—		1,001		1,001
Brand		—		317		317
Deferred tax liabilities on intangible assets		—		(391)		(391)

Total	₹	846	₹	927		1,773

Goodwill						3,913

Total purchase price					₹	5,686

Net assets acquired include ₹ 367 of cash and cash equivalents and trade receivables valued at ₹ 1,437.

The goodwill of ₹ 3,913 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the period ended September 30, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

Healthplan Services

On February 29, 2016, the Company obtained full control of HPH Holdings Corp. (“Healthplan Services”). HealthPlan Services offers market-leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Health Insurance companies (Payers) in the individual, group and ancillary markets. HealthPlan Services provides U.S. Payers with a diversified portfolio of health insurance products delivered through its proprietary technology platform.

The acquisition was consummated for a consideration of ₹ 31,069 (USD 454.1 million) which includes a deferred earn-out component of ₹ 1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	368	₹	1,604	₹	1,972
Technology platform		1,087		1,904		2,991
Customer related intangibles		—		5,853		5,853
Non-compete agreement		—		315		315
Deferred tax liabilities on intangible assets		—		(3,066)		(3,066)

Total	₹	1,455	₹	6,610		8,065

Goodwill						22,425

Total purchase price					₹	30,490

Net assets acquired include ₹ 47 of cash and cash equivalents and trade receivables valued at ₹ 2,449.

The goodwill of ₹ 22,425 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

7.	Investments

Financial instruments consist of the following:

	As at
	March 31, 2016		September 30, 2016
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds (1)	₹	10,578	₹	83,259
Others		816		544
Financial instruments at FVTOCI
Equity instruments		4,907		5,092
Commercial paper, Certificate of deposits and bonds		121,676		114,443
Financial instruments at amortised cost
Inter corporate and term deposits (2) (3)		71,174		60,253

	₹	209,151	₹	263,591

Current		204,244		258,499
Non-current		4,907		5,092

(1)	Investments in liquid and short-term mutual funds include investments amounting to ₹ 113 (March 31, 2016: ₹ 109) pledged as margin money deposits for entering into currency future contracts.
(2)	These deposits earn a fixed rate of interest and mature within 12 months.
(3)	Term deposits include deposits in lien with banks amounting to ₹ 398 (March 31, 2016: ₹ 300).

8.	Inventories

Inventories consist of the following:

	As at
	March 31, 2016		September 30, 2016
Stores and spare parts	₹	871	₹	876
Raw materials and components		2		1
Finished goods and traded goods		4,517		4,338

	₹	5,390	₹	5,215

9.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2016 and September 30, 2016 consists of cash and balances on deposit with banks. Cash and cash equivalents consists of the following:

	As at
	March 31, 2016		September 30, 2016
Cash and bank balances	₹	63,518	₹	23,767
Demand deposits with banks (1) (2)		35,531		31,400

	₹	99,049	₹	55,167

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.
(2)	Demand deposits with banks include deposits in lien with banks amounting to ₹ Nil (March 31, 2016: ₹ 3).

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	September 30, 2015		September 30, 2016
Cash and cash equivalents	₹	100,486	₹	55,167
Bank overdrafts		(3,393)		(1,816)

	₹	97,093	₹	53,351

10.	Other assets

	As at
	March 31, 2016		September 30, 2016
Current
Prepaid expenses and Deposits	₹	14,518		14,684
Due from officers and employees		3,780		3,097
Finance lease receivables		2,034		1,865
Advance to suppliers		1,507		1,364
Deferred contract costs		3,720		4,173
Interest receivable		2,488		1,946
Balance with excise, customs and other authorities		1,814		2,106
Others(1)		3,033		3,010

	₹	32,894	₹	32,245

Non-current
Prepaid expenses including rentals for leasehold land and deposits	₹	8,534	₹	10,067
Finance lease receivables		2,964		2,856
Deferred contract costs		3,807		3,537
Others		523		313

	₹	15,828	₹	16,773

Total	₹	48,722	₹	49,018

(1)	Others include ₹ Nil (March 31, 2016: ₹ 418) representing assets held for sale.

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2016		September 30, 2016
Borrowings from banks	₹	105,661	₹	104,420
External commercial borrowings		9,938		9,993
Obligations under finance leases		8,963		9,192
Term loans		659		999

Total loans and borrowings	₹	125,221	₹	124,604

12.	Other liabilities and provisions

	As at
	March 31, 2016		September 30, 2016
Other liabilities:
Current:
Statutory and other liabilities	₹	3,871	₹	2,839
Employee benefit obligations		5,494		6,010
Advance from customers		2,283		1,993
Others		2,173		1,978

	₹	13,821	₹	12,820

Non-current:
Employee benefit obligations	₹	4,618	₹	4,684
Others		2,607		2,585

	₹	7,225	₹	7,269

Total	₹	21,046	₹	20,089

	As at
	March 31, 2016		September 30, 2016
Provisions:
Current:
Provision for warranty	₹	388	₹	381
Others		874		805

	₹	1,262	₹	1,186

Non-current:
Provision for warranty	₹	14	₹	14

Total	₹	1,276	₹	1,200

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	March 31, 2016		September 30, 2016
Designated derivative instruments

Sell		$922		$916
		£248		£265
		€278		€248
	AUD	139	AUD	129
	SAR	19	SAR	—
	AED	7	AED	—

Interest rate swaps		$150		$150

Non designated derivative instruments
Sell		$1,298		$850
		£55		£56
		€87		€78
	AUD	35	AUD	45
		¥490		¥490
	SGD	3	SGD	3
	ZAR	110	ZAR	285
	CAD	11	CAD	11
	CHF	10	CHF	10
	SAR	58	SAR	49
	AED	7	AED	74
	PLN	—	PLN	31

Buy		$822		$810

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at September 30,
	2015		2016

Balance as at the beginning of the period	₹	4,268	₹	2,367
Deferred cancellation gain/(loss)		48		80
Changes in fair value of effective portion of derivatives		(1,206)		5,215
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions		(1,664)		(2,326)

Gain/(loss) on cash flow hedging derivatives, net	₹	(2,822)	₹	2,969

Balance as at the end of the period	₹	1,446	₹	5,336

Deferred tax asset/(liability) thereon	₹	(243)	₹	(811)

Balance as at the end of the period, net of deferred tax	₹	1,203	₹	4,525

As at March 31, 2016, September 30, 2015 and 2016, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities. The fair value of financial assets and liabilities approximate their carrying amount largely due to the short-term nature of such assets and liabilities.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using the net asset values at the reporting date multiplied by the quantity held.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2016								As at September 30, 2016
	Fair value measurements at reporting date using								Fair value measurements at reporting date using
Particulars	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3

Assets
Derivative instruments:
Cash flow hedges	₹	3,072	₹	—	₹	3,072	₹	—	₹	5,392	₹	—	₹	5,392	₹	—
Others		2,737		—		2,179		558		1,454		—		896		558

Investments:
Investment in liquid and short-term mutual funds		10,578		10,578		—		—		83,259		83,259		—		—

	As at March 31, 2016				As at September 30, 2016
	Fair value measurements at reporting date using				Fair value measurements at reporting date using
Particulars	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Other investments	816	—	816	—	544	—	544	—
Investment in equity instruments	4,907	—	—	4,907	5,092	—	—	5,092
Commercial paper, Certificate of deposits and bonds	121,676	1,094	120,582	—	114,443	2,062	112,381	—

Liabilities
Derivative instruments:
Cash flow hedges	(706)	—	(706)	—	(135)	—	(135)	—
Others	(1,753)	—	(1,753)	—	(2,444)	—	(2,444)	—
Contingent consideration	(2,251)	—	—	(2,251)	(2,396)	—	—	(2,396)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at the reporting date.

Details of assets and liabilities considered under Level 3 classification:

	Investments in equity instruments		Derivative Assets – Others		Liabilities – Contingent consideration
Opening balance as on April 1, 2015	₹	3,867	₹	524	₹	(110)
Additions/adjustments		1,016		—		(1,908)
Gain/loss recognized in statement of income		—		34		—
Gain/loss recognized in foreign currency translation reserve		—		—		(95)
Gain/loss recognized in other comprehensive income		24		—		—
Finance expense recognized in statement of income		—		—		(138)
Balance as on March 31, 2016	₹	4,907	₹	558	₹	(2,251)
Additions/(Deletions)		185		—		—
Gain/loss recognized in foreign currency translation reserve		—		—		(22)
Finance expense recognized in statement of income		—		—		(123)
Closing balance as on September 30, 2016		5,092		558		(2,396)

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity investments	Discounted cash flow model Market multiple approach	Long term growth rate	0.5%	57	(53)
		Discount rate	0.5%	(95)	103
		Revenue multiple	0.5x	182	(187)
Derivative assets	Option pricing model	Volatility of comparable companies	2.5%	31	(32)
		Time to liquidation event	1 year	60	(69)
Contingent consideration	Probability weighted method	Estimated revenue achievement	1%	36	(36)
		Estimated earnings achievement	1%	37	(37)

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at
	September 30, 2015		September 30, 2016
Balance at the beginning of the period	₹	11,249	₹	16,116

Translation difference related to foreign operations, net		4,017		194
Change in effective portion of hedges of net investment in foreign operations		(570)		(55)

Total change during the period	₹	3,447	₹	139

Balance at the end of the period	₹	14,696	₹	16,255

16.	Income taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016

Income tax expense as per the statement of income	₹	6,515	₹	5,909	₹	12,473	₹	12,031
Income tax included in other comprehensive income on:
Unrealized gain on investment securities		169		303		62		629
Gain / (loss) on cash flow hedging derivatives		(82)		398		(475)		354
Defined benefit plan actuarial gains / (losses)		(18)		2		(204)		24

Total income taxes	₹	6,584	₹	6,612	₹	11,856	₹	13,038

Income tax expense consists of the following:

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016
Current taxes
Domestic	₹	5,322	₹	5,030	₹	10,155	₹	9,771
Foreign		1,374		1,291		2,544		2,935

	₹	6,696	₹	6,321	₹	12,699	₹	12,706

Deferred taxes
Domestic	₹	(137)	₹	(95)	₹	(222)	₹	(336)
Foreign		(44)		(317)		(4)		(339)

	₹	(181)	₹	(412)	₹	(226)	₹	(675)

Total income tax expense	₹	6,515	₹	5,909	₹	12,473	₹	12,031

Income tax expense is net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to ₹ 270 and ₹ 475 for the three months ended September 30, 2015 and 2016 respectively and ₹ 625 and ₹ 663 the six months ended September 30, 2015 and 2016 respectively.

17.	Revenues

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016

Rendering of services	₹	119,468	₹	129,613	₹	233,334	₹	258,934
Sale of products		5,667		8,044		14,177		14,715

Total revenues	₹	125,135	₹	137,657	₹	247,511	₹	273,649

18.	Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016
Employee compensation	₹	61,314	₹	67,105	₹	120,321	₹	133,282
Sub-contracting/technical fees		15,880		19,919		30,441		40,279
Cost of hardware and software		5,375		7,502		13,565		14,057
Travel		5,984		5,036		11,641		10,565
Facility expenses		4,060		4,726		8,125		9,714
Depreciation and amortization		3,530		4,849		6,897		9,514
Communication		1,281		1,272		2,559		2,560
Legal and professional fees		943		1,232		1,923		2,514
Rates, taxes and insurance		636		673		1,296		1,210
Advertisement		618		749		1,051		1,518
Provision for doubtful debt		484		1,175		743		1,464
Miscellaneous expenses		1,314		1,729		2,581		3,419

Total cost of revenues, selling and marketing and general and administrative expenses	₹	101,419	₹	115,967	₹	201,143	₹	230,096

19.	Finance expense

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016
Interest expense	₹	325	₹	543	₹	641	₹	955
Exchange fluctuation on foreign currency borrowings, net		1,264		885		2,234		1,809

Total	₹	1,589	₹	1,428	₹	2,875	₹	2,764

20.	Finance and other income

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016

Interest income	₹	5,328	₹	4,195	₹	10,131	₹	8,927
Dividend income		28		53		54		77
Unrealized gains/losses on financial instruments measured at fair value through profit or loss		124		413		217		489
Gain on sale of investments		838		444		1,251		812

Total	₹	6,318	₹	5,105	₹	11,653	₹	10,305

21.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016

Profit attributable to equity holders of the Company	₹	22,409	₹	20,672	₹	44,326	₹	41,190
Weighted average number of equity shares outstanding		2,456,285,585		2,420,621,137		2,456,223,408		2,439,012,817
Basic earnings per share	₹	9.12	₹	8.54	₹	18.05	₹	16.89

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016

Profit attributable to equity holders of the Company	₹	22,409	₹	20,672	₹	44,326	₹	41,190
Weighted average number of equity shares outstanding		2,456,285,585		2,420,621,137		2,456,223,408		2,439,012,817
Effect of dilutive equivalent share options		5,222,349		6,191,507		4,762,028		6,453,834

Weighted average number of equity shares for diluted earnings per share		2,461,507,934		2,426,812,644		2,460,985,436		2,445,466,651
Basic earnings per share	₹	9.10	₹	8.52	₹	18.01	₹	16.84

22.	Employee benefits

a)	Employee costs include:

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016

Salaries and bonus	₹	59,510	₹	64,955	₹	116,852	₹	129,010
Employee benefit plans
Gratuity		278		241		464		532
Contribution to provident and other funds		1,226		1,503		2,223		2,909
Share based compensation		300		406		782		831

	₹	61,314	₹	67,105	₹	120,321	₹	133,282

b)	The employee benefit cost is recognized in the following line items in the statement of income:

	Three months ended September 30,				Six months ended September 30,
	2015		2016		2015		2016

Cost of revenues	₹	51,888	₹	56,403	₹	101,835	₹	112,212
Selling and marketing expenses		6,027		6,849		11,775		13,586
General and administrative expenses		3,399		3,853		6,711		7,484

	₹	61,314	₹	67,105	₹	120,321	₹	133,282

The Company has granted 104,000 and 104,000 options under RSU option plan during the three and six months ended September 30, 2016 respectively (83,000 and 2,830,400 for the three and six months ended September 30, 2015); 188,000 and 195,500 options under ADS option plan during the three and six months ended September 30, 2016 respectively (10,000 and 1,497,700 for three and six months ended September 30, 2015).

23.	Commitments and contingencies

Capital commitments: As at March 31, 2016 and September 30, 2016, the Company had committed to spend approximately ₹ 10,734 and ₹ 13,337 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2016 and September 30, 2016, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 25,218 and ₹ 22,935 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 on certain issues allowed in favor of the Company.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For year ended March 31, 2012, the Company received the draft assessment order in March 2016 with a proposed demand of ₹ 4,241 (including interest of ₹ 1,376), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. Company has filed an objection before DRP within the prescribed timelines.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 2,654 and ₹ 2,527 as of March 31, 2016 and September 30, 2016.

24.	Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, The Company realigned its industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.

The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	32,252	13,746	19,510	17,664	28,146	9,110	—	120,428	5,442	(202)	125,668
Segment Result	6,882	3,023	3,238	3,272	6,370	1,554	—	24,339	(244)	(123)	23,972
Unallocated								277	—	—	277

Segment Result Total								24,616	(244)	(123)	24,249

Finance expense											(1,589)
Finance and other income											6,318
Profit before tax											28,978
Income tax expense											(6,515)
Profit for the period											22,463
Depreciation and amortization											3,530

Information on reportable segment for the three months ended September 30, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	33,583	20,883	20,708	16,881	29,463	9,848	—	131,366	7,666	(94)	138,938
Segment Result	6,379	3,234	3,584	3,443	6,175	1,594	—	24,409	(298)	(103)	24,008
Unallocated								(1,037)	—	—	(1,037)

Segment Result Total								23,372	(298)	(103)	22,971

Finance expense											(1,428)
Finance and other income											5,105
Profit before tax											26,648
Income tax expense											(5,909)
Profit for the period											20,739
Depreciation and amortization											4,849

Information on reportable segment for the six months ended September 30, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	63,273	26,734	38,210	35,240	55,109	17,635	—	236,201	13,616	(443)	249,374
Segment Result	13,829	5,777	6,320	6,859	12,203	2,801	—	47,789	(141)	(225)	47,423
Unallocated								808	—	—	808

Segment Result Total								48,597	(141)	(225)	48,231

Finance expense											(2,875)
Finance and other income											11,653
Profit before tax											57,009
Income tax expense											(12,473)
Profit for the period											44,536
Depreciation and amortization											6,897

Information on reportable segment for the six months ended September 30, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	67,213	40,814	41,433	34,237	59,001	19,760	—	262,458	13,596	(140)	275,914
Segment Result	13,373	6,090	7,359	6,468	12,129	3,096	—	48,515	(666)	(157)	47,692
Unallocated								(1,874)	—	—	(1,874)

Segment Result Total								46,641	(666)	(157)	45,818

Finance expense											(2,764)
Finance and other income											10,305
Profit before tax											53,359
Income tax expense											(12,031)
Profit for the period											41,328
Depreciation and amortization											9,514

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended September 30				Six months ended September 30
	2015		2016		2015		2016

India	₹	12,073	₹	11,729	₹	25,427	₹	24,528
Americas		64,094		72,879		125,155		143,135
Europe		30,629		32,985		60,635		66,566
Rest of the world		18,872		21,345		38,157		41,685

	₹	125,668	₹	138,938	₹	249,374	₹	275,914

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2015 and 2016.

Notes:

a)	Effective April 1, 2016, CODM’s review of the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.

b)	“Reconciling items” includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

c)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

25.	List of subsidiaries as of September 30, 2016 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro, Inc.)			USA

	Wipro Gallagher Solutions, Inc.		USA

		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Insurance Solutions LLC		USA
	Wipro Data Centre and Cloud Services, Inc.		USA
	Wipro IT Services, Inc.		USA
		HPH Holdings Corp. (A)	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A)	Austria
		Wipro Digital Aps (A)	Denmark
		Wipro Europe Limited	U.K.
		Wipro Promax Analytics Solutions (Europe) Limited	U.K.
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary		Hungary
Korlátolt Felelősségű Társaság
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd.		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV.		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro IT Services Ukraine LLC	Ukraine
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru	Peru
S.A.C
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of
Oman
	Rainbow Software LLC		Iraq
	Cellent AG		Germany
		Cellent Mittelstandsberatung	Germany
GmbH
		Cellent AG Austria(A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN		Malaysia
BHD
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technogoty Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Digital Aps, Cellent AG Austria and HPH Holdings Corp. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technology Austria GmbH				Austria
	Wipro Technologies Austria GmbH			Austria
	New Logic Technologies SARL			France
Wipro Europe Limited				U.K.
	Wipro UK Limited			U.K.
Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil			Brazil
Sistemetas De Informatica Ltd
Wipro Digital Aps				Denmark
	Designit A/S			Denmark
		Designit Denmark A/S		Denmark
		Designit MunchenGmbH		Germany
		Designit Oslo A/S		Norway
		Designit Sweden AB		Sweden
		Designit T.L.V Ltd.		Israel
		Designit Tokyo Ltd.		Japan
		Denextep Spain		Spain
Digital, S.L
			Designit Colombia S A S	Colombia
Cellent AG Austria				Austria
	Frontworx			Austria
Informationstechnologie AG
HPH Holdings Corp.				USA
	Healthplan Holdings, Inc.			USA
	Healthplan Services			USA
Insurance Agency, Inc.
	Healthplan Services, Inc.			USA
	Harrington Health Services Inc.			USA

26.	Bank balances

Details of balances with banks as of September 30, 2016 are as follows:

Bank Name	In Current Account		In Deposit Account		Total
CITI Bank	₹	12,840	₹	595	₹	13,435
ICICI Bank		3		7,917		7,920
Yes Bank		—		7,450		7,450
HSBC		4,824		2,310		7,134
Indusind Bank		—		3,500		3,500
Kotak Mahindra Bank		97		3,000		3,097
Axis Bank		6		2,440		2,446
Corporation Bank		—		2,000		2,000
Wells Fargo Bank		1,744		—		1,744
ANZ Bank		73		1,636		1,709
Bank of Montreal		477		—		477
Deutsche Bank		429		—		429
Saudi British Bank		192		231		423
HDFC Bank		224		125		349
Standard Chartered Bank		318		—		318
Uni Credit Bank		209		—		209
Indian Overseas Bank		1		196		197
Funds in Transit		724		—		724
Others including cash and cheques on hand		1,606		—		1,606

Total	₹	23,767	₹	31,400	₹	55,167

27.	Buyback of equity shares

During the current period, the Company has concluded the buyback of 40 million equity shares as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of ₹ 25,000. In line with the requirement of the Companies Act 2013, an amount of ₹ 14,254 and ₹ 10,666 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves (included in other reserves) of ₹ 80 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has reduced by ₹ 80.

28.	Event after the reporting period

On October 20, 2016 the Company entered in to definitive agreement to acquire Appirio, a global cloud services company for a consideration of US $ 500 million. The acquisition will strengthen Wipro’s cloud transformation practices.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	T K Kurien
Chartered Accountants	Chairman	Director	Executive Vice-Chairman
Firm’s Registration No: 101248W/W-100022	& Managing Director

Jamil Khatri	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 102527

Mumbai	Bangalore
October 21, 2016	October 21, 2016